SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2013
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR FISCAL 2013

DOCUMENT 1

NEWS RELEASE

March 28, 2013
FOR IMMEDIATE RELEASE

BLACKBERRY REPORTS FOURTH QUARTER AND YEAR–END RESULTS FOR FISCAL 2013

Waterloo, ON – Research In Motion Limited (doing business as BlackBerry) (NASDAQ: BBRY; TSX: BB), a world leader in the mobile communications market, today reported financial results for the three months and fiscal year ended March 2, 2013 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q4 Highlights:

•	Revenue of $2.7 billion
•	GAAP income from continuing operations of $94 million, or $0.18 per share diluted
•	Adjusted income from continuing operations of $114 million, or $0.22 per share diluted
•	Gross margin of 40% driven by higher average selling prices and hardware margins
•	Shipments of 6 million smartphones, including approximately 1 million BlackBerry 10 units
•	Subscriber base of approximately 76 million
•	Cash flow from operations of $219 million, cash and investments balance of $2.9 billion

Q4 Results

Revenue for the fourth quarter of fiscal 2013 was approximately $2.7 billion, down $49 million or 2% from approximately $2.7 billion in the previous quarter and down 36% from $4.2 billion in the same quarter of fiscal 2012.  The revenue breakdown for the quarter was approximately 61% for hardware, 36% for service and 3% for software and other revenue.  During the quarter, BlackBerry shipped approximately 6 million BlackBerry smartphones and approximately 370,000 BlackBerry PlayBook tablets.

GAAP income for the quarter from continuing operations was $94 million, or $0.18 per share diluted, compared with the GAAP income from continuing operations of $14 million, or $0.03 per share diluted, in the prior quarter and a GAAP loss from continuing operations of $118 million, or $0.23 per share diluted, in the same quarter of fiscal 2012.  GAAP income for the quarter, including income from discontinued operations, was $98 million, or $0.19 per share diluted, compared with the GAAP income including loss from discontinued operations of $9 million, or $0.02 per share diluted, in the prior quarter and a GAAP loss, including loss from discontinued operations of $125 million, or $0.24 per share diluted, in the same quarter of fiscal 2012.

Adjusted income from continuing operations for the fourth quarter was $114 million, or $0.22 per share diluted. Adjusted income and adjusted diluted earnings per share (“EPS”) exclude the impact of pre-tax charges of $29 million ($20 million on an after-tax basis) related to the Cost Optimization and Resource Efficiency (“CORE”) program. This impact on GAAP income from continuing operations and diluted EPS are summarized in the table below.

The total of cash, cash equivalents, short-term and long-term investments was approximately $2.9 billion as of March 2, 2013 and at the end of the previous quarter. Cash flow from operations in the fourth quarter was approximately $219 million.  Uses of cash included intangible asset additions of approximately $235 million and capital expenditures of approximately $88 million.

“We have implemented numerous changes at BlackBerry over the past year and those changes have resulted in the Company returning to profitability in the fourth quarter,” said Thorsten Heins, President and CEO. “With the launch of BlackBerry 10, we have introduced the newest and what we believe to be the most innovative mobile computing platform in the market today. Customers love the device and the user experience, and our teams and partners are now focused on getting those devices into the hands of BlackBerry consumer and enterprise customers.”

Heins added, “As we go into our new fiscal year, we are excited with the opportunities for the BlackBerry 10 platform, and the commitments we are seeing from our global developers and partners.  We are also excited about the new, dynamic culture at BlackBerry, where we are laser-focused on continuing to drive efficiency and improve the Company’s profitability while driving innovation.  We have built an engine that is able to drive improved financial performance at lower volumes, which should allow us to generate additional benefits from higher volumes in the future.”

Outlook

The Company will be increasing its marketing investment in the first quarter of fiscal 2014 in support of the global launch of BlackBerry 10.  Including the anticipated 50% sequential increase in marketing spending, the Company believes it will approach breakeven financial results in the first quarter based on its lower cost base, more efficient supply chain, and improved hardware margins.

Board Update

The Company also announced that Mike Lazaridis, having fulfilled the commitment he made to the Board in January 2012, has decided to retire as Vice Chair and a Director of the Company.  Lazaridis co-founded BlackBerry nearly 30 years ago and served as a co-CEO of the company until last year when he was elected Vice Chair of the Board.  Lazaridis, who last week announced the launch of his new venture, Quantum Valley Investments, will step down from the BlackBerry Board effective May 1, 2013.

“We are grateful to Mike for his contributions to BlackBerry during the past three decades,” said Barbara Stymiest, Chairman of BlackBerry’s Board of Directors.  “Mike invented the BlackBerry and is widely recognized as one of Canada’s greatest innovators.  Mike played a pivotal role for the past 15 months in helping with the leadership transition and the successful launch of BlackBerry 10.  We deeply respect and appreciate Mike’s desire to devote his full-time efforts to his exciting new venture, and we wish him all the best.”

“I admire Mike for his many achievements and for his vision in helping bring BlackBerry 10 to fruition,” said CEO Thorsten Heins.  “On a personal level, I am grateful to Mike for his help, guidance and advice during my first 15 months as CEO of BlackBerry.  I wish him all the best.”

“With the launch of BlackBerry 10, I believe I have fulfilled my commitment to the Board,” Lazaridis said. “Thorsten and his team did an excellent job in completing BlackBerry 10. We have a great deal of which to be proud.  I believe I am leaving the company in good hands.  I remain a huge fan of BlackBerry and, of course, wish the company and its people well.”

Reconciliation of GAAP loss from continuing operations before income taxes and diluted EPS from continuing operations to adjusted income from continuing operations before income taxes and adjusted diluted EPS from continuing operations:
(United States dollars, in millions except per share data)

	For the three months ended
	March 2, 2013
As reported:	GAAP	CORE Charges (1)	Adjusted

Income (loss) from continuing operations before income taxes	$(18)	$29	$11

Income from continuing operations	94	20	114

Diluted EPS from continuing operations	$0.18	$0.04	$0.22

Note: Adjusted income from continuing operations and adjusted diluted EPS from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted income from continuing operations and adjusted diluted EPS from continuing operations enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During the fourth quarter of fiscal 2013, the Company incurred approximately $29 million in total pre-tax charges related to the CORE program. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs. During the fourth quarter of fiscal 2013, a pre-tax recovery of approximately $4 million was included in cost of sales, charges of approximately $3 million were included in research and development and charges of approximately $30 million were included in selling, marketing, and administration expenses. The Company will continue to execute on the mandate of the CORE program throughout fiscal 2014.

Fiscal 2013 Results

Revenue from continuing operations for the fiscal year ended March 2, 2013 was $11.1 billion, down 40% from $18.4 billion in fiscal 2012. The Company’s GAAP net loss from continuing operations for fiscal 2013 was $628 million, or $1.20 per share diluted, compared with GAAP net income from continuing operations of $1.2 billion, or $2.23 per share diluted in fiscal 2012. Adjusted net loss from continuing operations for fiscal 2013 was $317 million, or $0.60 per share diluted. Adjusted net loss from continuing operations and adjusted diluted loss per share for fiscal 2013 exclude the adjustments described above as well as the impact of a pre-tax goodwill impairment charge of $335 million ($326 million after tax), an income tax benefit of $166 million, and charges of $220 million ($151 million after tax) related to the Company’s CORE program that commenced in March 2012. These charges and their related impacts on GAAP net income and diluted earnings per share are summarized in the tables below.

Reconciliation of GAAP net loss from continued operations and diluted loss per share from continuing operations to adjusted net loss from continued operations and diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	For the fiscal year ended March 2, 2013
	Net loss from continuing operations (net of income tax)	Diluted loss per share from continuing operations (net of income tax)

As reported	$(628)	(1.20)

Adjustment:
CORE Program (net of tax)(1)	151	0.30
Impairment of Goodwill (2)	326	0.62
Income Tax Benefit (3)	(166)	(0.32)
Adjusted	$(317)	(0.60)

Note: Adjusted net loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted net loss from continuing operations and adjusted diluted loss per share from continuing operations enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During fiscal 2013, the Company incurred approximately $220 million in total pre-tax charges related to the CORE program. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs. During fiscal 2013, pre-tax charges of approximately $96 million were included in cost of sales, charges of approximately $27 million were included in research and development and charges of approximately $97 million were included in selling, marketing, and administration expenses.

The Company will continue to execute on the mandate of the CORE program throughout fiscal 2014.
(2)
During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax, non-cash goodwill impairment charge of approximately $335 million, or $326 million after tax.

(3)
Reflects the favorable impact of the settlement of uncertain income tax positions, including related interest and foreign exchange gains, the Company recorded in the third quarter of fiscal 2013 that resulted from the restructuring of the Company’s international operations.

Supplementary Geographic Revenue Breakdown

Research In Motion Limited (doing business as BlackBerry)
(United States dollars, in millions)
Revenue by Region

	For the year ended		For the quarter ended
	March 2, 2013		March 2, 2013		December 1, 2012		September 1, 2012		June 2, 2012
North America	$2,896	26.2%	$587	21.9%	$647	23.7%	$868	30.3%	$794	28.3%
Europe, Middle East and Africa	4,502	40.7%	1,227	45.8%	1,160	42.5%	1,087	38.0%	1,028	36.6%
Latin America	2,114	19.1%	479	17.9%	535	19.6%	520	18.2%	580	20.7%
Asia Pacific	1,561	14.1%	385	14.4%	385	14.1%	386	13.5%	405	14.4%

Total	$11,073	100.0%	$2,678	100.0%	$2,727	100.0%	$2,861	100.0%	$2,807	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4501383# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET April 11, 2013.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. Research In Motion announced that effective January 30, 2013, the Company would operate around the world under the iconic name BlackBerry. The legal name of the Company has not changed, but the Company will do business as BlackBerry pending approval of the official change by shareholders, which will be sought at the Company's Annual General Meeting later in 2013. Effective Monday, February 4, 2013, the Company commenced trading under its new ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding:

BlackBerry’s new product introductions and the anticipated benefits of BlackBerry’s mobile computing platform for its customers; BlackBerry’s plans and expectations regarding its BlackBerry 10 smartphones; additional opportunities for the BlackBerry 10 platform; anticipated further improvements to drive efficiency and profitability while driving innovation, and the anticipated benefits to BlackBerry of such efforts, including its ability to drive better profitability at lower volumes and ability to extend those benefits to anticipated higher volumes in the future; expectations regarding BlackBerry’s marketing investment during the first quarter of fiscal 2014; and BlackBerry’s expectations regarding financial results, cost base, supply and chain and average selling prices for the first quarter of fiscal 2014..  The terms and phrases “believe”, “focused”, “getting”, “opportunities”, “we are seeing”, “continuing”, “drive”, “improve”, “should”, “will”, “increasing”, “anticipated”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to address its business challenges, and BlackBerry’s expectations regarding the cash flow generation of its business. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: BlackBerry’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to delays in new product introductions; risks relating to BlackBerry’s ability to maintain or grow its services revenues including risks related to the anticipated decline in BlackBerry’s infrastructure access fees and BlackBerry’s ability to mitigate the impact of such decline on its consolidated revenues; risks related to intense competition, including potential  strategic alliances or transactions within the wireless communications industry; BlackBerry’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; BlackBerry’s ability to implement and realize the anticipated benefits of its CORE program; BlackBerry’s ability to maintain or increase its cash balance; security risks; BlackBerry’s ability to attract and retain key personnel; risks related to intellectual property rights; BlackBerry’s ability to expand and manage its BlackBerry World applications catalogue; risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; BlackBerry’s ability to manage inventory and asset risk;  BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to maintain and enhance the BlackBerry brand; risks related to BlackBerry’s international operations, including risks related to recent political and economic developments in Venezuela; risks related to government regulations, including regulations relating to encryption technology; BlackBerry’s ability to adapt to recent Board and management changes; BlackBerry’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; BlackBerry’s reliance on third-party manufacturers; potential defects and vulnerabilities in BlackBerry’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; potential additional charges relating to the impairment of intangible assets recorded on BlackBerry’s balance sheet; disruptions to BlackBerry’s business as a result of shareholder activism; risks related to government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks related to acquisitions; BlackBerry’s exposure to fluctuations in foreign currencies; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s  Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s  MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, Company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited (doing business as BlackBerry)
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	March 2, 2013	December 1, 2012	March 3 , 2012	March 2, 2013	March 3, 2012
Revenue	$2,678	$2,727	$4,181	$11,073	$18,423
Cost of sales	1,603	1,897	2,781	7,639	11,848
Gross margin	1,075	830	1,400	3,434	6,575

Gross margin %	40.1%	30.4%	33.5%	31.0%	35.7%

Operating expenses
Research and development	383	393	386	1,509	1,556
Selling, marketing and administration	523	487	646	2,111	2,600
Amortization	181	180	148	714	567
Impairment of goodwill	-	-	355	335	355
	1,087	1,060	1,535	4,669	5,078
Operating income (loss)	(12)	(230)	(135)	(1,235)	1,497

Investment income (loss), net	(6)	18	5	15	21

Income (loss) from continuing operations before income taxes	(18)	(212)	(130)	(1,220)	1,518

Provision for (recovery of) income taxes	(112)	(226)	(12)	(592)	347

Income (loss) from continuing operations	94	14	(118)	(628)	1,171

Income (loss) from discontinued operations, net of	4	(5)	(7)	(18)	(7)

Net income (loss)	$98	$9	$(125)	$(646)	$1,164

Earnings (loss) per share

Basic and diluted earnings (loss) per share from continuing operations	0.18	0.03	(0.23)	(1.20)	2.23

Basic and diluted loss per share from discontinued operations	0.01	(0.01)	(0.01)	(0.03)	(0.01)

Total basic and diluted earnings (loss) per share	$0.19	$0.02	$(0.24)	$(1.23)	$2.22

Weighted-average number of common shares
Basic	524,160	524,160	524,160	524,160	524,101
Diluted	527,222	524,852	524,160	524,160	524,190
Total common shares outstanding (000's)	524,160	524,160	524,160	524,160	524,160

Research In Motion Limited (doing business as BlackBerry)
Incorporated under the Laws of Ontario
 (United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	March 2, 2013	March 3, 2012
Assets
Current
Cash and cash equivalents	$1,549	$1,527
Short-term investments	1,105	247
Accounts receivable, net	2,353	3,062
Other receivables	272	496
Inventories	603	1,027
Income taxes receivable	597	135
Other current assets	469	365
Deferred income tax asset	139	197
Assets held for sale	14	15
	7,101	7,071

Long-term investments	221	337
Property, plant and equipment, net	2,395	2,733
Goodwill	-	304
Intangible assets, net	3,448	3,286
	$13,165	$13,731
Liabilities
Current
Accounts payable	$1,064	$744
Accrued liabilities	1,842	2,382
Deferred revenue	542	263
	3,448	3,389
Deferred income tax liability	245	232
Income taxes payable	12	10
	3,705	3,631
Shareholders’ Equity
Capital stock and additional paid-in capital	2,431	2,446
Treasury stock	(234)	(299)
Retained earnings	7,267	7,913
Accumulated other comprehensive income (loss)	(4)	40
	9,460	10,100
	$13,165	$13,731

Research In Motion Limited (doing business as BlackBerry)
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the year ended
	March 2, 2013	March 3, 2012
Cash flows from operating activities
Net income (loss) from continuing operations	$(628)	$1,171
Net loss from discontinued operations	(18)	(7)
Net income (loss)	(646)	1,164
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	1,918	1,523
Deferred income taxes	87	(5)
Income taxes payable	2	(21)
Stock-based compensation	86	97
Impairment of goodwill	335	355
Other	36	9
Net changes in working capital items	485	(210)
Net cash providedby operating activities	2,303	2,912
Cash flows from investing activities
Acquisition of long-term investments	(296)	(355)
Proceeds on sale or maturity of long-term investments	227	376
Acquisition of property, plant and equipment	(413)	(902)
Acquisition of intangible assets	(1,005)	(2,217)
Business acquisitions, net of cash acquired	(60)	(226)
Acquisition of short-term investments	(1,472)	(250)
Proceeds on sale or maturity of short-term investments	779	550
Net cash usedin investing activities	(2,240)	(3,024)
Cash flows from financing activities
Issuance of common shares	-	9
Taxdeficiencies related to stock-based compensation	(11)	(2)
Purchase of treasury stock	(25)	(156)
Net cash usedin financing activities	(36)	(149)
Effect of foreign exchange loss on cash andcash equivalents	(5)	(3)
Net increase (decrease) in cash andcash equivalents for the period	22	(264)
Cash andcash equivalents, beginning of period	1,527	1,791
Cash andcash equivalents, endof period	$1,549	$1,527

As at	March 2, 2013	December 1, 2012
Cash and cash equivalents	$1,549	$1,910
Short-term investments	1,105	821
Long-term investments	221	207
	$2,875	$2,938

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 28, 2013	By:	/s/ Brian Bidulka
			Name: Title:	Brian Bidulka Chief Financial Officer